Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number 000-29938

PACIFIC INTERNET LIMITED
(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore Science Park
Singapore 118261
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

No.	Document
1.	Press release dated August 11, 2004
2.	Management's discussion and analysis for the quarter ended June 30, 2004
3.	The Company's unaudited financial statements for the quarter ended June 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai
---------------------------
Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	August 11, 2004

On Embargo till 0600 hrs Singapore time

Media Release

PacNet Reports 10th Consecutive Quarter of Profit

Highlights of Second Quarter 2004 Results

  Net income grew to US$1.4 million or 11 cents per diluted share, compared with US$33,000 or 0.3 cents per diluted share a year ago.
  Revenues grew to US$25.0 million, a 3.1% increase over second quarter 2003.
  Broadband revenues grew to US$11.6 million, a 24.4% increase over second quarter 2003.
  Value-added services revenues grew to US$2.6 million, a 25.0% growth over second quarter 2003.
  Cash generated from operations was US$2.4 million. Cash balance was US$30.6 million at the end of the second quarter 2004.

SINGAPORE, August 11, 2004 --- Pacific Internet Limited or PacNet (NASDAQ: PCNTF), Asia's largest telco-independent Internet Communications Service Provider by geographical reach, today reported its 10th consecutive quarter of positive net income for the period ended June 30, 2004. The net income of US$1.4 million or 11 cents per diluted share was a significant improvement over second-quarter 2003's net income of US$33,000 or 0.3 cents per diluted share. On a six-month comparison basis, the half-year earnings of US$1.9 million were a marked improvement over the US$0.1 million first-half net income last year.

Ms Low Sin Leng, PacNet's Chairman of the Board, said, "PacNet has done well in both revenues and net income versus the previous quarter and a year ago. Our half-year earnings have already exceeded the net income for the first nine months of 2003. Regional contributions, outside of Singapore, are now more than half our revenues this quarter, showing that our investments in regional businesses are beginning to bear fruits. In the light of strengthening economic conditions in Asia, we expect to achieve our target of bettering our previous year's results."

Second Quarter 2004 Financial Results

Table 1: Summary of Quarterly Financial Results

Group (in US$ millions)	2Q 2004	2Q 2003	1Q 2004
Revenues	25.0	24.2	24.4
Operating Costs and Expenses	23.0	23.9	23.6
Operating Income	2.0	0.3	0.8
Net Income	1.4	0.03	0.5
Stock-based compensation cost	(0.1)	0.7	0.8
Net income before stock-based compensation cost	1.3	0.7	1.3

Table 2: Summary of Year-to-Date Financial Results

Group (in US$ millions)	Six months ended June 30
	2004	2003
Revenues	49.4	46.9
Total Operating Expenses	46.6	46.0
Operating Income	2.8	0.9
Net Income	1.9	0.1
Net Income before stock-based compensation cost and other non-cash charges	2.6	1.4

Table 3: Subscriber Statistics

Country	Dial-up	Leased lines	Broadband		Hosting	Total
			Consumer	Corporate
Singapore and Malaysia*	131,100	610	30,100	5,400	600	167,800
Hong Kong	87,000	230	3,800	9,800	1,300	102,100
Australia	36,200	110	7,500	5,800	10,800	60,400
Philippines	116,000	170	-	100	-	116,300
Thailand and India *	25,200	400	-	300	100	26,000
Total (as at Jun 2004)	395,500	1,520	41,400	21,400	12,800	472,600
Total (as at Mar 2004)	404,100	1,510	40,600	19,600	12,400	478,200
Total (as at Jun 2003)	353,600	1,420	34,200	14,800	12,400	416,400

Notes:
All numbers rounded to the nearest 100, except for leased lines rounded to the nearest 10.
* Subscriber bases grouped together for presentation purposes.

Revenues

Revenues in the second quarter of 2004 were US$25.0 million, a 3.1% increase compared with the same quarter last year, largely attributed to stronger performances in the broadband and value-added services segments.

Broadband continues to be the largest revenue contributor at 46.3% in the second quarter of 2004. Broadband access revenues grew to US$11.6 million, up 24.4% over the same quarter last year. This upward growth trend is expected to continue with the rapid penetration of broadband access across the region.

Dial-up revenues decreased to US$6.0 million compared with US$7.6 million a year ago as subscribers migrate to broadband.

Leased line revenues decreased to US$3.1 million compared with $3.4 million a year ago due to pricing pressures and subscriber migration to corporate broadband.

Value-added services revenue for the quarter grew by 25.0% to US$2.6 million compared with US$2.1 million a year ago, contributed largely by services such as anti-virus and anti-spam in Singapore and roaming in Hong Kong.

Net Income

Net income was US$1.4 million or 11 cents per diluted share, up significantly from US$33,000 or 0.3 cents per diluted share a year ago. The first-half earnings of US$1.9 million were significantly higher than that of US$0.1 million last year. The results had also exceeded the first nine months' net income of US$0.9 million last year.

The unconsolidated affiliates in India and Thailand improved on their operating results year-on-year. Thailand continued its profitability from the first quarter of this year.

Operating Costs and Expenses

Gross margin declined marginally to 54.7% from 55.7% a year ago due to increasing pricing pressures.

Year-on-year, staff costs before stock-based compensation cost for the second quarter of 2004 increased marginally by 0.1%. Sales-and-marketing expenses decreased 16.2% over the same quarter last year in alignment with the focus on the corporate business segment, which requires relatively lower advertising and promotional expenses. As a percentage of total revenues, sales-and-marketing expenses were maintained at about 4%. Other general-and-administrative expenses were lower by 8.8% compared with the same quarter in 2003 due to more efficient management of backend office processes.

Cash Flow and Cash Balance

Cash generated from operations was US$2.4 million during the second quarter. Of this, US$0.9 million was utilized primarily for acquisition of fixed assets. Cash provided by financing activities amounted to US$0.2 million, primarily from the issue of ordinary shares through employees' exercise of the stock option plan, leaving a net cash surplus of US$1.7 million. Cash balance stood at US$30.6 million as at June 30, 2004.

"Our consistency in delivering strong results has once again shown in this quarter. Moving forward, we will be focusing on disruptive innovations such as IP VPN and VoIP to accelerate our growth," said Tan Tong Hai, President and Chief Executive Officer of PacNet. "While we have grown our business, we have not compromised on the level of service which has become a hallmark of PacNet. The multiple recognitions we received this quarter - from customer service accolades in Australia to the best service provider award in the Philippines - are testimonials that we can achieve business growth and service level excellence simultaneously."

Business Outlook

The general business climate in Asia remains positive this year, amid continuing pricing pressures from major telcos in its markets. With the half-year 2004 results already exceeding the first nine months' net income in 2003, PacNet is on track to deliver a full-year net income in 2004 that is better than 2003, barring any unforseen circumstance.

Conference Call and WebCast

The Management will host a conference call to discuss the quarter's results:

Singapore Time: August 11, 2004 @ 0700 hrs
US Eastern Time: August 10, 2004 @ 1900 hrs

Dial-in number:	International:	+1-719-867-0640
	US:	800-314-7867 (toll free)

The confirmation pass code for the "live" call is 541153.
The call will also be webcast "live" at the following website: www.pacnet.com/investor/

Detailed financial statements together with management's discussion and analysis are available on the Investor Relations website at www.pacnet.com/investor/.

The financial statements in this report are in conformity with US GAAP.
For convenience, the company's functional currency, the Singapore dollar has been translated into US dollar amounts at the exchange rate of S$1.723 to US$1.00. [Conversion rate as at June 30, 2004 from the Federal Reserve Bank of New York]

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is Asia's largest telco-independent Internet Communications Service Provider by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia.  PacNet delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of our customers.More information at pacnet.com.

Investor & Media Contact:	US Contact:
Mervin Wang (65) 9798 6077 investor@pacific.net.sg	Mark Kollar (212) 279-3117, ext. 201 mark@cjpcom.com

Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the "Private Securities Litigation Reform Act of 1995," some of these may be identified by the use of words such as "seek," "expect," "anticipate," "estimate," "believe," "intend," "project," "plan," "strategy," "forecast" and similar expressions or future or conditional verbs such as "will," "would," "should," "could," "may" and "might." The Group has made forward-looking statements with respect to the following, among others:
  Projected capital expenditures, expansion plans and liquidity;
  Development and growth of additional revenue sources;
  Development and maintenance of profitable pricing programs; and
  Outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

PACIFIC INTERNET LTD
Management's Discussion and Analysis for
the Quarter Ended June 30, 2004

Basis of Presentation

The accompanying unaudited consolidated financial information has been determined in accordance with generally accepted accounting principles ("GAAP") in the United States of America. Operating results for the quarter ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. The Management's Discussion and Analysis should be read in conjunction with the financial information appearing in this Form 6K.

In the following discussion, Pacific Internet Limited (the "Company") and its consolidated subsidiaries are collectively referred to as the "Group" or "PacNet".

Overview

PacNet is Asia's largest telco-independent Internet Communications Service Provider ("ICSP") by geographic reach. It provides reliable Internet access and value-added services to individuals and businesses across seven countries - Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet has been sharpening its Internet engineering expertise since 1991, in the days of TechNet, the R&D unit of the National University of Singapore, making it one of the most experienced Internet Service Providers ("ISPs") in the region. In 1995, PacNet commenced commercial Internet services in Singapore and started its regional expansion in 1996 both organically and through acquisitions. Today, the Group has over 472,000 subscribers.

PacNet's primary service offerings include basic Internet access services through dial-up, broadband and leased lines and value-added services like web-hosting, e-commerce services, email short messaging service ("email SMS"), webmail access, online gaming, email outsourcing, managed security, VPN (virtual private network), international roaming, voice services and many others.

PacNet provides this broad range of Internet services to individuals and businesses through a regional network of more than 30 points of presence ("POP") in seven countries. The Group's systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This regional network footprint provides the Group stronger bargaining power for collective negotiation of international bandwidth and the ability to build extensive peering relationships with international carriers.

PacNet's goal is to continue building on its strong position in the Asia-Pacific Internet access market and leverage on its regional presence by:

  providing reliable and responsive customer experience;
  focusing on high growth areas like broadband, including gaining access to a variety of broadband infrastructures like DSL and cable broadband;
  exploiting our regional network coverage to provide one-stop service to regional corporate customers; and
  leveraging on the scale of the existing customer base and infrastructure to up-sell innovative and higher value-added services to improve the Group's profitability.

Discussion of Results of Operations

The Group ended the second quarter of 2004 with net revenue of S$43.0 million (US$25.0 million). Year on year, the increase was 3.1% or S$1.3 million (US$0.8 million). Quarter on quarter, net revenues increased by 2.3% or S$0.9 million (US$0.6 million).

Although the overall market outlook has picked up, the Group's primary challenge of downward price pressures remained, especially in broadband and leased lines markets.

The following is a summary of the Group's net profit before and after adjusting for stock-based compensation1 and cumulative effect adjustment - net of tax pertaining to asset retirement obligation charge2.

1Refer to "Staff Costs" for detailed explanation under .
2Refer to "Cumulative Effect Adjustment" for detailed explanation under .

The following is a detailed discussion of this quarter's operating results.

Revenues

In this quarter, broadband continued to lead the Group's revenue growth. This is the trend observed in Singapore and Australia as users continue to migrate to higher speed broadband services at more affordable prices. On the other hand, in the Philippines, dial-up is still the primary source of Internet access, as broadband services are not widely available and / or affordable.

Year on year, the 3.1% growth in net revenues was from broadband, value-added services and travel commissions, partially set off by reductions in dial-up, leased lines and interconnect. Quarter on quarter, the 2.3% revenue growth was from broadband, value-added services, travel commissions, offset by reductions in dial-up and leased lines.

Dial-up Access

Dial-up access revenue for the quarter decreased S$2.7 million (US$1.6 million) or 20.9% when compared to the corresponding period in 2003. The Group ended the quarter with 395,500 dial-up subscribers, a 11.8% improvement when compared to the corresponding quarter last year.

Compared to last quarter, dial-up revenues decreased S$0.2 million (US$0.1 million) or 1.8% while subscriber base registered a decrease of 2.1%.

As noted in the past quarters, the Group's more Internet savvy dial-up customers continued to migrate to higher-speed access i.e. broadband. The increase in subscriber base from the corresponding quarter last year was mainly from PacNet Philippines' pre-paid dial-up service, which has a relatively low average revenue per user ("ARPU") compared with post-paid dial-up service.

The following table summarizes the dial up customers by geography :

* All numbers are rounded to the nearest 100.
** Results of India and Thailand operations are equity accounted for. The subscriber base is relatively small for these two countries and hence grouped together for presentation purposes.
^ The subscriber base for Malaysia is relatively small and hence grouped together with Singapore for presentation purposes.

Broadband Access

Currently, PacNet provides high-speed and high-capacity broadband access services using the Digital Subscriber Line ("DSL") technology in six countries - Singapore, Malaysia, Hong Kong, Australia, the Philippines and Thailand.

Broadband revenue was S$19.9 million (US$11.6 million) this quarter, a 24.4% increase over the corresponding quarter last year. As of June 30, 2004, the Group had 62,800 broadband subscribers, a 28.2% increase over the corresponding quarter last year. Compared to last quarter, revenue grew S$0.8 million (US$0.5 million) or 4.3% while subscriber base increased 4.3%.

The following table summarizes the broadband customers by geography :

* All numbers are rounded to the nearest 100.
** Results of Thailand operations are equity accounted for.
^ The subscriber base for Malaysia is relatively small and hence grouped together with Singapore for presentation purposes.

In this quarter, broadband contributed 46.3% of the Group's revenue, a significant increase from 38.4%, one year ago. The strong growth in broadband revenue was principally driven by the increase in broadband subscribers in Singapore, Hong Kong and Australia. With the increasing demand for corporate broadband Internet services due to the high-speed bandwidth and its price competitiveness as compared to other traditional offerings, the Group expects demand for broadband services to continue on its upward trend.

Leased Line Access

Leased line services are provided to corporate customers and include a wide array of Internet options that are tailored to the customers' requirements. In this quarter, leased line revenue decreased 8.2% when compared to the corresponding quarter last year. The decrease was mainly due to competitive pricing pressures, resulting in a reduction in average revenue per user ("ARPU"). Quarter on quarter, leased line revenue decreased 3.6%.

The following table summarizes the leased line customers by geography :

* All numbers are rounded to the nearest 10.
** Results of India and Thailand operations are equity accounted for. The subscriber base is relatively small for these two countries and hence grouped together for presentation purposes.
^ The subscriber base for Malaysia is relatively small and hence grouped together with Singapore for presentation purposes.

Value-Added Services ("VAS")

The Group currently provides a variety of VAS to cater to the increasing needs of today's Internet-savvy customers. VAS includes global roaming, web-hosting, anti-virus solutions, wireless access, data services and voice services etc. Year on year, VAS revenue grew S$0.9 million (US$0.5 million) or 25.0%. The increase was largely due to PacNet Singapore's anti-virus service launched in July 2003. Quarter on quarter, VAS revenue grew S$0.2 million (US$0.1 million) or 5.5%. This increase is mainly from global roaming in Hong Kong and Australia.

Commission revenue and other revenues

Commission revenue relates to travel commission generated by the Group's travel arm – Safe2Travel Pte Ltd ("Safe2Travel"), which is the second largest corporate travel-ticketing agent in Singapore.

Safe2Travel applies Emerging Issue Task Force No. 99-19 ("EITF 99-19"), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.

For this quarter, Safe2Travel earned total commission revenue of S$1.7 million (US$1.0 million), representing 4.7% of its gross ticket sales of S$35.8 million (US$20.8 million).

Although the commission revenue are recorded net, Safe2Travel's accounts receivable and payable are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the large balance of accounts receivable and payable in the Group's balance sheet relative to its revenues and cost of sales. As of June 30, 2004, Safe2Travel's accounts receivable and accounts payable were S$12.4 million (US$7.2 million) and S$6.4 million (US$3.7 million), respectively.

Year on year, commission revenue increased 33.4%. The increase is mainly due to recovery of the travel business as compared to Q2 2003 whereby many companies and countries issued travel restrictions, especially for travel into and out of Asia due to the Severe Acute Respiratory Syndrome ("SARS") situation. Quarter on quarter, commission revenue also increased by S$0.2 million (US$0.1 million) or 9.7%.

Other revenues decreased by 36.9% as compared to corresponding quarter last year. This was mainly due to the reduction in PacNet Singapore's interconnect revenue as the interconnect contract between PacNet Singapore and SingTel has ended on September 2003.

Operating Costs and Expenses

Cost of Sales

The Group's cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased line and monthly charges for the use of telephone lines to the Group's modem pool. Year on year, cost of sales increased 5.6%, while gross margin declined from 55.7% to 54.7% this quarter. Quarter on quarter, gross margin reduced from 55.8% to 54.7%. The reduction was mainly due to the pricing pressures as a result of market condition and competition, resulting in a lower ARPU.

Staff Costs

Staff costs for the quarter was S$12.0 million (US$7.0 million), representing a decrease of S$1.4 million (US$0.8 million) or 10.2% when compared to the corresponding quarter last year. Quarter on quarter, the decrease was S$1.9 million (US$1.1 million) or 13.4%.

Staff costs before stock based compensation costs for the quarter was S$12.2 million (US$7.1 million). Year on year, it increased marginally by 0.1% and quarter on quarter it decreased by 2.7%, this was mainly due to one off bonuses paid out in Q1 2004.

For the quarter, the Group recognized a reversal of stock compensation costs of S$0.2 million (US$0.1 million)3 . The corresponding cost was a charge of S$1.4 million (US$0.8 million) for the last quarter and S$1.2 million (US$0.7 million) for the corresponding quarter last year.

3Refer to the table for historical comparatives and year to date charges.

The Group has adopted the disclosure-only provisions of SFAS 123 Accounting for Stock Based Compensation and applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.

Stock options granted under the 4th tranche of 1999 Share Option Plan issued after January 18, 2001 are variable accounted for in accordance with EITF 00-23 Issues Relating to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, Issue 31 ("EITF 00-23 Issue 31"). As of June 30, 2004, there are 88,150 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. A total compensation cost for the 4th tranche stock options in this quarter was a reversal of S$0.2 million (US$0.1 million). The corresponding cost was a charge of S$1.2 million (US$0.7 million) for the last quarter and S$1.2 million (US$0.7 million) for the corresponding quarter last year.

Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues were 28.4%, 29.8% and 29.2% for this quarter, last quarter and corresponding quarter last year respectively. Revenue per employee per quarter has improved from S$41,000 (US$23,800) in the last quarter to S$42,000 (US$24,400) in this quarter, as a result of improved staff productivity.

Sales and Marketing Expenses

Sales and marketing expenses, which comprised largely of advertising and promotion expenses, decreased 16.2% over the corresponding quarter last year. Quarter on quarter, sales and marketing expenses increased 19.4%. The increase was due to marketing programs embarked during the quarter in Hong Kong, Australia and the Philippines.

Other General and Administrative Expenses

Other general and administrative expenses consisted mainly of travelling expenses, office expenses and professional and consultancy fees. Year on year, these expenses reduced by 8.8%. Quarter to quarter, it decreased marginally by 1.3%. As a percentage of total revenues, this was 9.1%, 9.4% and 10.2% for this quarter, last quarter and corresponding quarter last year respectively, a result of the Group's continuous effort in monitoring the expenses closely.

Depreciation and Amortization

Depreciation and amortization was S$2.2 million (US$1.3 million), a year on year and quarter on quarter decline of 16.2% and 10.6% respectively. The reduction is mainly due to lower depreciation charges as the Group did not have any major acquisitions in fixed assets over the last two years.

Allowance for Doubtful Accounts Receivables

Allowance for doubtful accounts receivables decreased by S$0.1 million (US$56,000) or 16.5% for this quarter, when compared to corresponding quarter last year, a result of more effective credit management.

Quarter on quarter, allowance for doubtful accounts receivables increased by 16.6%. Allowance for doubtful accounts receivables as a percentage of gross revenue maintained at approximately 1% for both quarters.

Other income (expenses)

Other income / (expenses) comprised largely of equity in gain / (losses) of unconsolidated affiliates.

Equity in gain / (losses) of unconsolidated affiliates relates to the Group's operations in Thailand and India. The Group recorded an equity loss from unconsolidated affiliates of S$40,000 (US$23,000) in this quarter, an improvement of 73.0% when compared to the corresponding period in 2003, a result of better operating performance. Last quarter, unconsolidated affiliates registered a gain of S$0.2 million (US$0.1 million).

Cumulative Effect Adjustment

In July 2001, the FASB issued SFAS 143 Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement.

SFAS 143 is effective from January 1, 2003, and the charge for the cumulative effect up to December 31, 2002 recognised by the Group in the first quarter of 2003 was S$0.2 million (US$0.1 million).

Liquidity and Capital Resources

As of June 30, 2004, the Group held cash and cash equivalents of S$52.8 million (US$30.6 million). The Group generated a net cash surplus of S$10.9 million (US$6.3 million) for the first six months of 2004.

Operating activities for the first six months of 2004 generated cash of S$13.1 million (US$7.6 million). Of this, S$3.2 million (US$1.8 million) was used in investing activities, which were mainly acquisition of fixed assets. Cash provided by financing activities amounted to S$1.0 million (US$0.6 million), primarily from the issue of ordinary shares through employees' exercises of stock options pursuant to PacNet's employee stock option plans.

Stock Based Compensation for Resigned Directors

During the previous quarter, one member resigned from the Board of Directors of the Company. In accordance with the terms of the relevant share option plans and his share option agreements, the Compensation & Administrative Committee passed a resolution on February 19, 2004 extending the exercise periods of his unexercised share options for a period of 24 months from his resignation date.

The Group has accounted for this modification in accordance with FIN 44 Accounting for Certain Transactions Involving Stock Compensation. Under these guidance, compensation cost shall be measured as if the outstanding award was newly granted at the date of the change in status and the pro-rated deferred compensation expense arising at the new grant date until exercise / expiry based on intrinsic value method is recognized over the remaining vesting period.

Critical accounting policies and estimates

PacNet's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial information, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial information requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial information.

Revenue recognition

PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101 and 104, Revenue Recognition in Financial Statements ("SAB 101 and 104"), as amended and other related guidance. SAB 101 requires four basic criteria to be met before revenue can be recognized: (1) pervasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management's judgements regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Network service costs

Access to Internet for customers outside of our base of owned point-of-presence ("POPs") is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet's network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of PacNet's agreements with telecom companies and the frequency of disputes.

Allowable for doubtful accounts receivable

PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and other identifiable intangible assets

Intangible assets consist primarily of acquired customer lists and customer contracts. Acquired customer lists represent capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and are amortized on a straight-line basis over its estimated useful lives, ranging from four to five years.

Goodwill and other intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

Deferred income taxes

PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet were to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Legal contingencies

PacNet is involved in material legal proceedings as disclosed. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

Litigation and contingent liabilities

On December 6, 2001, a class action lawsuit ("IPO Allocation Suit") was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company's former directors and officers as well as against the underwriters who handled the Company's February 5, 1999 initial public offering ("IPO"). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company's securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company's IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the "MOU") reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company was required under the MOU. After further negotiations, the essential terms of the MOU were formalized in a Stipulation and Agreement of Settlement, which has been executed on behalf of the Company. The settling parties presented the settlement papers to the Court on June 14, 2004 and filed briefs formally seeking preliminary approval of the proposed settlement on June 25, 2004. The underwriter defendants, who are not parties to the proposed settlement, filed a brief objecting to the settlement's terms on July 14, 2004. There can be no assurance that the Court will approve the settlement.

The proposed settlement does not resolve the claims that the plaintiffs have against the underwriter defendants. The litigation between those parties is proceeding and is currently in the class certification stage. Due to the large number of cases consolidated into the IPO litigation, the Court, as a case management device, ordered the plaintiffs and underwriters to select from the 300 consolidated cases "focus cases" intended to present a representative sample of parties and issues. On April 23, 2004, the underwriter defendants selected five focus cases for purposes of the discovery phase. The Company was chosen as one of those focus cases. As a result, among other things, the Company will be subject to discovery obligations that non-focus case issuers will not be subject to. However, the selection of the Company as a focus case will not impact its ability to participate in the proposed settlement.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the settlement is not approved by the Court, intends to contest the lawsuit vigorously. However, the litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements which are made pursuant to the safe harbor provisions of the "Private Securities Litigation Reform Act of 1995", some of these may be identified by the use of words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Quarter ended			Six months ended June 30,	
	Mar 31, 2004	Jun 30, 2003	Jun 30, 2004	2003	2004
	US$'000	US$'000	US$'000	US$'000	US$'000
Revenues					
Dial up access	6,089	7,563	5,982	14,615	12,071
Broadband access	11,090	9,297	11,562	17,664	22,652
Leased line access	3,241	3,405	3,125	6,837	6,366
Value added services	2,456	2,074	2,591	3,956	5,047
Commission revenues	909	748	997	1,680	1,906
Other revenues	623	1,110	701	2,172	1,324
Total net revenues	**24,408**	**24,197**	**24,958**	**46,924**	**49,366**
Operating costs and expenses					
Cost of sales	10,794	10,711	11,307	20,784	22,101
Staff costs	8,072	7,779	6,989	14,533	15,061
Sales & marketing	780	1,110	931	2,025	1,711
Other general & administrative	2,287	2,474	2,257	4,833	4,544
Depreciation & amortization	1,413	1,506	1,262	3,143	2,675
Allowance for doubtful accounts receivable	241	337	282	701	523
Total operating expenses	**23,587**	**23,917**	**23,028**	**46,019**	**46,615**
Operating income	821	280	1,930	905	2,751
Other income (expenses)					
Net interest income (expenses)	8	38	19	37	27
Net (loss) gain on foreign currency	(25)	135	(14)	252	(39)
Loss on disposal of fixed assets	(7)	(1)	12	(3)	5
Gain on sale of quoted equity investments	-	5	-	-	-
Equity in gain (loss) of unconsolidated affiliates	89	(86)	(23)	(254)	66
Others	43	141	24	162	67
Total other income (expenses)	108	232	18	194	126